United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs about the closing of the transaction with Anglo American in Minas-Rio

Rio de Janeiro, December 2nd, 2024 - Following to the announcement disclosed to the market on February 22, 20241, Vale S.A. (“Vale” or “Company”) announces the fulfilment of conditions precedent and the consequent partnership with Anglo American, whereby Vale has acquired a 15% equity interest in Anglo American Minério de Ferro Brasil S.A. (“Anglo American”), the company that currently owns the Minas-Rio complex (“Minas-Rio”). Considering the closing of the transaction, Anglo American will now own the Serra da Serpentina assets (“Serpentina”) previously owned by Vale in Brazil. Under the terms of the agreement, in addition to the contribution of the Serpentina assets, Vale has paid US$30 million2 to the Anglo American Group. Anglo American will continue to control, manage and operate Minas-Rio, including any future expansion.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

1 With the title “Vale signs partnership with Anglo American in Minas-Rio”, available here.

2 Resulting from adjustments to net debt and the variation in working capital to the complementary cash disbursement of US$ 157.5 million.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 2, 2024		Director of Investor Relations